UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Agreement to Acquire

Regulated Information

October 8, 2009 – 6:05pm CET

DELHAIZE GROUP’S ALFA-BETA ACQUIRES

GREEK RETAILER KORYFI

BRUSSELS, Belgium, October 8, 2009 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it has entered into a share purchase agreement to acquire the Greek retailer Koryfi through its subsidiary Alfa-Beta Vassilopoulos for an amount of EUR 7.0 million (plus EUR 1.8 million financial debt). This highly complementary acquisition of 11 stores will reinforce the position of Alfa-Beta in Thrace (Northeastern Greece) where it currently has a limited presence.

Konstantinos Macheras, Chief Executive Officer of Alfa-Beta, commented: “The acquisition of Koryfi supports Delhaize Group’s objective of accelerating profitable revenue growth and fits in the company’s strategy to reinforce its presence in existing or adjacent markets through fill-in acquisitions with strong synergies. The Koryfi stores will give Alfa-Beta an important presence in Thrace, an area in Northern Greece where we are currently almost absent. We look forward to welcoming the employees of Koryfi and are committed to continue the excellent service to Koryfi customers.”

Koryfi is a family-owned supermarket chain that was founded in 1998. It is currently operating 11 stores with an average selling area of approximately 800 m², including 8 located in Alexandroupolis, and a small distribution center. The transaction includes the real estate ownership of 2 stores and the distribution center. In 2008, Koryfi realized EUR 30 million in sales and employed approximately 325 people. The objective is to convert all Koryfi stores before the end of 2010 to Alfa-Beta banners.

The acquisition of Koryfi is subject to customary conditions, including the approval by the Greek antitrust authorities. The transaction is expected to close in the fourth quarter of 2009.

Alfa-Beta is the second largest food retailer in Greece. At the end of August 2009, Alfa-Beta’s network consisted of 204 stores under the banners Alfa-Beta, AB City Market, ENA cash & carry, AB Foodmarket and AB Shop n’ Go. In 2008, Alfa-Beta realized EUR 1.3 billion revenues and it employed 8 821people.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the second quarter of 2009, Delhaize Group’s sales network consisted of 2 684 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen: + 32 2 412 83 62

Barbera Hoppenbrouwers (media): + 32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	October 9, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President